UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

California Resources Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

13057Q305

(CUSIP Number)

Bobby Saadati

1201 Louisiana Street, Suite 3400

Houston, Texas 77002

(833) 706-0273

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13057Q305	13D	Page 1 of 25 pages

1	Names of Reporting Persons IKAV Energy Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 114,504
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 114,504

11	Aggregate Amount Beneficially Owned by Each Reporting Person 114,504
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person CO

CUSIP No. 13057Q305	13D	Page 2 of 25 pages

1	Names of Reporting Persons IKAV Energy Holdings LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 114,504
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 114,504

11	Aggregate Amount Beneficially Owned by Each Reporting Person 114,504
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 13057Q305	13D	Page 3 of 25 pages

1	Names of Reporting Persons IKAV Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 114,504
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 114,504

11	Aggregate Amount Beneficially Owned by Each Reporting Person 114,504
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person CO

CUSIP No. 13057Q305	13D	Page 4 of 25 pages

1	Names of Reporting Persons IKAV Energy Spain, S.L.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 114,504
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 114,504

11	Aggregate Amount Beneficially Owned by Each Reporting Person 114,504
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person OO

CUSIP No. 13057Q305	13D	Page 5 of 25 pages

1	Names of Reporting Persons SIMLOG Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 276,352
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 276,352

11	Aggregate Amount Beneficially Owned by Each Reporting Person 276,352
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person CO

CUSIP No. 13057Q305	13D	Page 6 of 25 pages

1	Names of Reporting Persons Simlog S.à r.l.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 276,352
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 276,352

11	Aggregate Amount Beneficially Owned by Each Reporting Person 276,352
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person OO

CUSIP No. 13057Q305	13D	Page 7 of 25 pages

1	Names of Reporting Persons IKAV SICAV FIS SCA
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,647,555
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,647,555

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,647,555
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.7%
14	Type of Reporting Person OO

CUSIP No. 13057Q305	13D	Page 8 of 25 pages

1	Names of Reporting Persons IKAV General Partner S.à r.l.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,647,555
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,647,555

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,647,555
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.7%
14	Type of Reporting Person OO

CUSIP No. 13057Q305	13D	Page 9 of 25 pages

1	Names of Reporting Persons Institut für Kapitalanlagen und Vesicherungslösungen GmbH
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,647,555
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,647,555

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,647,555
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.7%
14	Type of Reporting Person OO

CUSIP No. 13057Q305	13D	Page 10 of 25 pages

1	Names of Reporting Persons IKAV Impact S.à r.l.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,371,203
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,371,203

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,371,203
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person OO

CUSIP No. 13057Q305	13D	Page 11 of 25 pages

1	Names of Reporting Persons Constantin von Wasserschleben
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,762,059
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,762,059

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,762,059
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person IN

CUSIP No. 13057Q305	13D	Page 12 of 25 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of California Resources Corporation, a Delaware corporation (the “Issuer”), whose principal executive office is located at 1 World Trade Center, Suite 1500, Long Beach, California 90831.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	IKAV Energy Inc.
(2)	IKAV Energy Holdings LLC
(3)	IKAV Inc.
(4)	IKAV Energy Spain, S.L.
(5)	SIMLOG Inc.
(6)	Simlog S.à r.l.
(7)	IKAV SICAV FIS SCA
(8)	IKAV General Partner S.à r.l.
(9)	Institut für Kapitalanlagen und Vesicherungslösungen GmbH
(10)	IKAV Impact S.à r.l.
(11)	Constantin von Wasserschleben

IKAV Energy Inc., IKAV Energy Holdings LLC, IKAV Inc. and SIMLOG Inc. are each organized under the laws of the State of Delaware. Simlog S.à r.l., IKAV SICAV FIS SCA, IKAV General Partner S.à r.l. and IKAV Impact S.à r.l. are each organized under the laws of Luxembourg. The Institut für Kapitalanlagen und Vesicherungslösungen GmbH is organized under the laws of Germany and IKAV Energy Spain, S.L. is organized under the laws of Spain. Mr. von Wasserschleben is a citizen of Germany.

The business address for IKAV Energy Inc., IKAV Energy Holdings LLC, IKAV Inc., SIMLOG Inc. and Mr. von Wasserschleben is 1201 Louisiana Street, Suite 3400, Houston, Texas 77002. The business address for Simlog S.à r.l., IKAV SICAV FIS SCA, IKAV General Partner S.à r.l. and IKAV Impact S.à r.l. is 74a, Route de Luxembourg, Wasserbillig, L-6633 Luxembourg. The business address for the Institut für Kapitalanlagen und Vesicherungslösungen GmbH is Holzdamm 14, 20099 Hamburg, Germany. The business address for IKAV Energy Spain is S.L. is Plaza Tirso de Molina 12, 1°Izda 28012 Madrid, Spain.

Mr. von Wasserschleben’s present principle occupation is Chairman of IKAV. All the Reporting Persons are principally engaged in the business of investing in securities, including the securities of the Issuer.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 13057Q305	13D	Page 13 of 25 pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), IKAV Energy Inc. received 114,504 shares of Common Stock, SIMLOG Inc. received 276,352 shares of Common Stock and IKAV Impact S.à r.l received 8,371,203 shares of Common Stock.

Item 4.	Purpose of Transaction.

Business Combination

On July 1, 2024 (the “Closing Date”), pursuant to an Agreement and Plan of Merger, dated as of February 7, 2024 (the “Merger Agreement”), among the Issuer, Petra Merger Sub I, LLC (“IKAV Merger Sub”), Petra Merger Sub C, LLC (“CPP Merger Sub”), Petra Merger Sub O, LLC (“COI Merger Sub”), Petra Merger Sub O2, LLC (“COI Merger Sub 2”), Petra Merger Sub O3, LLC (“COI Merger Sub 3”), each a Delaware limited liability company and a wholly owned direct subsidiary of the Issuer (collectively, “Initial Merger Subs”), Petra Merger Sub S, LLC, a Delaware limited liability company and a wholly owned direct subsidiary of the Issuer (“Subsequent Merger Sub” and, together with Initial Merger Subs, collectively, “Merger Subs”), IKAV Impact USA Inc., a Delaware corporation (“IKAV Blocker”), CPPIB Vedder US Holdings LLC, a Delaware limited liability company (“CPP Blocker”), Opps Xb Aera E CTB, LLC, a Delaware limited liability company (“IKAV Co-Invest Blocker 1”), Opps XI Aera E CTB, LLC, a Delaware limited liability company (“IKAV Co-Invest Blocker 2” and together with IKAV Co-Invest Blocker 1, collectively, the “IKAV Co-Invest Blockers”), Green Gate COI, LLC, a Delaware limited liability company (“IKAV Co-Invest”, and together with IKAV Blocker, CPP Blocker, IKAV Co-Invest Blocker 1 and IKAV Co-Invest Blocker 2, collectively, the “Companies”), and solely for purposes of the Member Provisions (as defined in the Merger Agreement), IKAV Impact S.à r.l., Simlog Inc., and IKAV Energy Inc. (collectively, with IKAV S.à r.l. and Simlog Inc., “IKAV Member”), CPP Investment Board Private Holdings (6), Inc., OCM Opps Xb AIF Holdings (Delaware), L.P., a Delaware limited partnership (“IKAV Co-Invest Blocker 1 Member A”), Oaktree Huntington Investment Fund II AIF (Delaware), L.P. – Class C, a Delaware limited partnership (“IKAV Co-Invest Blocker 1 Member B” and together with IKAV Co-Invest Blocker 1 Member A, collectively, the “IKAV Co-Invest Blocker 1 Members”), OCM Opps XI AIV Holdings (Delaware), L.P., a Delaware limited partnership (“IKAV Co-Invest Blocker 2 Member”), and OCM Aera E Holdings, LLC, a Delaware limited liability company (“IKAV Co-Invest Member”) (collectively, the “Members”).

CUSIP No. 13057Q305	13D	Page 14 of 25 pages

Pursuant to the Merger Agreement, on the Closing Date IKAV Merger Sub merged with and into IKAV Blocker, with IKAV Blocker surviving the merger as a wholly owned subsidiary of the Issuer, CPP Merger Sub merged with and into CPP Blocker, with CPP Blocker surviving the merger as a wholly owned subsidiary of the Issuer, COI Merger Sub merged with and into IKAV Co-Invest, with IKAV Co-Invest surviving the merger as a wholly owned subsidiary of the Issuer, COI Merger Sub 2 merged with and into IKAV Co-Invest Blocker 1, with IKAV Co-Invest Blocker 1 surviving the merger as a wholly owned subsidiary of the Issuer, and COI Merger Sub 3 merged with and into IKAV Co-Invest Blocker 2, with IKAV Co-Invest Blocker 2 surviving the merger as a wholly owned subsidiary of the Issuer (collectively, the “Initial Mergers”), and, immediately following the Initial Mergers, each surviving company or corporation (as applicable) of the Initial Mergers merged with and into Subsequent Merger Sub (the “Subsequent Merger”), with Subsequent Merger Sub surviving the Subsequent Merger as a wholly owned subsidiary of the Issuer (collectively, with the other transactions contemplated by the Merger Agreement, the “Business Combination”).

At the effective time of the Initial Mergers (the “Effective Time”), 100% of the equity interests of the Companies issued and outstanding immediately prior to the Effective Time were converted into the right to receive from the Issuer (i), in the aggregate, 21,170,357 shares of Common Stock (such aggregate amount of Common Stock, the “Aggregate Consideration”), and (ii) in respect of any dividend or other distribution declared by the Issuer and having a record date from and including January 1, 2024, to and including the closing date, (A) if paid by the Issuer to its stockholders prior to the Effective Time, that aggregate number of fully-paid and nonassessable shares of Common Stock equal to the quotient of the portion of such dividend or other distribution to which the Members would have been entitled if the Aggregate Consideration had been issued and outstanding on January 1, 2024, divided by $51.96 (the “Agreed VWAP”), and (B) if unpaid at the Effective Time, the right to receive, when paid by the Issuer to its other stockholders, that aggregate number of fully-paid and nonassessable shares of Common Stock equal to the quotient of the portion of such dividend or other distribution to which the Members would have been entitled if the Aggregate Consideration had been issued and outstanding on January 1, 2024, divided by the Agreed VWAP.

Registration Rights Agreement

In accordance with the terms of the Merger Agreement, at the Effective Time, the Issuer and the Members entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things and subject to certain restrictions, the Issuer agreed, on the terms set forth therein, to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement registering for resale the shares of Common Stock issued pursuant to the Merger Agreement, and to conduct certain underwritten offerings upon the request of holders of Registrable Securities (as defined therein). The Registration Rights Agreement also provides holders of Registrable Securities (as defined therein) with certain customary piggyback registration rights.

Pursuant to the Registration Rights Agreement, each Member party thereto agreed to certain lock-up provisions whereby such Member and any of its permitted transferees holding shares of Common Stock agreed not to transfer (1) any shares of Common Stock issued to such Member to any non-affiliate until six months after the Effective Time; (2) more than one-third of the shares of Common Stock issued to such Member to any non-affiliate until twelve months after the Effective Time; and (3) more than two-thirds of the shares of Common Stock issued to such Member to any non-affiliate until eighteen months after the Effective Time. Transfers from each Member to its general partners, limited partners, members or stockholders, or to any corporation, partnership, limited liability company, investment fund or other entity that controls, is controlled by or is under common control with such Member are exempted from the lock-up restrictions, except for such Member’s portfolio companies. In addition, the lock-up provisions permit transfers pursuant to liquidations, stock exchanges, share repurchase programs and certain hedging arrangements.

CUSIP No. 13057Q305	13D	Page 15 of 25 pages

Stockholder Agreement

In accordance with the terms of the Merger Agreement, at the Effective Time, the Issuer entered into Stockholder Agreements with IKAV Member and CPP Investment Board Private Holdings (6), Inc. (each, a “Stockholder Agreement”). Pursuant to each Stockholder Agreement, the Issuer appointed to the Board one person designated by IKAV Member and one person designated by CPP Investment Board Private Holdings (6), Inc. (each such person, and any other person designated for nomination by each Member pursuant to the Stockholder Agreement, a “Stockholder Nominee”). IKAV Member designated Bobby Saadati as its director appointee. For so long as each of IKAV Member and CPP Investment Board Private Holdings (6), Inc., together with its respective affiliates, beneficially owns, in the aggregate, 5% or more of the issued and outstanding shares of Common Stock, such Member will have the right to nominate one Stockholder Nominee for appointment to the Board. Such Stockholder Nominee must, in the good faith determination of the Board or the Board’s governance committee, (i) be suitable to serve on the Board in accordance with customary standards of suitability for directors of NYSE-listed companies, (ii) not be prohibited from serving as a director pursuant to any rule or regulation of the SEC or any national securities exchange on which the Common Stock is listed or admitted to trading and (iii) not be subject to any order, decree or judgment of any domestic (including federal, state or local) or foreign court, arbitrator, administrative, regulatory or other governmental department, agency, official, commission, tribunal, authority or instrumentality, non-government authority or self-regulatory body (including any domestic or foreign securities exchange) prohibiting service as a director of any public company. Further, such Stockholder Nominee will have the ability to attend all Board committee meetings as a non-voting observer, so long as such Stockholder Nominee remains an independent director under applicable stock exchange rules and such attendance would not be expected to have an adverse effect on the Company.

Each Stockholder Agreement will contain certain standstill provisions which, among other things, will prohibit the Member party thereto and certain of its affiliates (such affiliates, the “Restricted Parties”) from (i) acquiring additional shares of Common Stock that would result in such Member and its Restricted Parties beneficially owning more than 14.9% of outstanding Common Stock; (ii) soliciting proxies or influencing any voting of Common Stock or the Issuer’s other equity securities; (iii) directly or indirectly proposing transactions that would be reasonably likely to result in a change of control of the Issuer; (iv) seeking additional representation on the Board, or otherwise seeking to control the management of the Issuer and its controlled affiliates, including through the removal of directors; (v) forming, joining or knowingly encouraging or engaging in discussions regarding the formation of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with non-affiliates with respect to the Issuer’s securities; and (vi) publicly disclosing any intention, plan, or arrangement inconsistent with any of the foregoing. The standstill provisions will commence at the Effective Time and continue until (a) such Member, together with its respective Restricted Parties, ceases to beneficially own, in the aggregate, 7.5% or more of outstanding Common Stock and (b) no Stockholder Nominee designated by such Member is serving on the Board and such Member either is no longer entitled to, or has irrevocably waived, the right to appoint a Stockholder Nominee.

CUSIP No. 13057Q305	13D	Page 16 of 25 pages

The foregoing descriptions of the Merger Agreement, Registration Rights Agreement and the Stockholder Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Registration Rights Agreement and the Stockholder Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time

Item 5.	Interest in Securities of the Issuer.

(a)	– (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 89,192,640 shares of Common Stock outstanding following completion of the Business Combination.

CUSIP No. 13057Q305	13D	Page 17 of 25 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
IKAV Energy Inc.	114,504	0.1%	0	114,504	0	114,504
IKAV Energy Holdings LLC	114,504	0.1%	0	114,504	0	114,504
IKAV Inc.	114,504	0.1%	0	114,504	0	114,504
IKAV Energy Spain, S.L.	114,504	0.1%	0	114,504	0	114,504
SIMLOG Inc.	276,352	0.3%	0	276,352	0	276,352
Simlog S.à r.l.	276,352	0.3%	0	276,352	0	276,352
IKAV SICAV FIS SCA	8,647,555	9.7%	0	8,647,555	0	8,647,555
IKAV General Partner S.à r.l.	8,647,555	9.7%	0	8,647,555	0	8,647,555
Institut für Kapitalanlagen und Vesicherungslösungen GmbH	8,647,555	9.7%	0	8,647,555	0	8,647,555
IKAV Impact S.à r.l.	8,371,203	9.4%	0	8,371,203	0	8,371,203
Constantin von Wasserschleben	8,762,059	9.8%	0	8,762,059	0	8,762,059

The securities reported herein include 114,504 shares of Common Stock held of record by IKAV Energy Inc., 276,352 shares of Common Stock held of record by SIMLOG Inc. and 8,371,203 shares of Common Stock held of record by IKAV Impact S.à r.l.

IKAV Energy Inc. is wholly owned by IKAV Energy Holdings LLC, whose majority managing member is IKAV Inc. The shareholders of IKAV Inc. are IKAV Energy Spain, S.L. and Mr. von Wasserschleben. Mr. von Wasserschleben is the sole owner of IKAV Energy Spain, S.L. As such, each of the foregoing entities and Mr. von Wasserschleben may be deemed to share beneficial ownership of the securities held of record by IKAV Energy Inc.

SIMLOG Inc. is wholly owned by Simlog S.à r.l., which is controlled by IKAV SICAV FIS SCA, whose general partner is IKAV General Partner S.à r.l., which is wholly owned by Institut für Kapitalanlagen und Vesicherungslösungen GmbH, whose majority owner is Mr. von Wasserschleben. As such, each of the foregoing entities and Mr. von Wasserschleben may be deemed to share beneficial ownership of the securities held of record by SIMLOG Inc.

IKAV Impact S.à r.l. is controlled by IKAV SICAV FIS SCA, whose general partner is IKAV General Partner S.à r.l., which is wholly owned by Institut für Kapitalanlagen und Vesicherungslösungen GmbH, whose majority owner is Mr. von Wasserschleben. As such, each of the foregoing entities and Mr. von Wasserschleben may be deemed to share beneficial ownership of the securities held of record by IKAV Impact S.à r.l.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.

CUSIP No. 13057Q305	13D	Page 18 of 25 pages

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Merger Agreement, the Registration Rights Agreement and the Stockholder Agreement and is incorporated herein by reference. The Merger Agreement, Registration Rights Agreement and Stockholder Agreement are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 13057Q305	13D	Page 19 of 25 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Agreement and Plan of Merger, dated February 7, 2024, among California Resources Corporation, a Delaware corporation, and the Members thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 9, 2024).
3	Registration Rights Agreement, by and between California Resources Corporation and the Sellers, dated as of July 1, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 1, 2024).
4	Stockholder Agreement, by and between California Resources Corporation and IKAV Seller, dated as of July 1, 2024 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 1, 2024).

CUSIP No. 13057Q305	13D	Page 20 of 25 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2024

IKAV Energy Inc.

By:	/s/ Bobby Saadati
Name: Bobby Saadati
Title: Chief Executive Officer

By:	/s/ Megan Ebadat
Name: Megan Ebadat
Title: Chief Financial Officer

IKAV Energy Holdings LLC

By:	/s/ Bobby Saadati
Name: Bobby Saadati
Title: Manager

By:	/s/ Constantin von Wasserschleben
Name: Constantin von Wasserschleben
Title: Manager

IKAV Inc.

By:	/s/ Constantin von Wasserschleben
Name: Constantin von Wasserschleben
Title: President

SIMLOG Inc.

By:	/s/ Bobby Saadati
Name: Bobby Saadati
Title: President

By:	/s/ Megan Ebadat
Name: Megan Ebadat
Title: Treasurer

CUSIP No. 13057Q305	13D	Page 21 of 25 pages

Simlog S.à r.l.

By:	/s/ Gregor Gruber
Name: Gregor Gruber
Title: Director

By:	/s/ Marco Hoopmann
Name: Marco Hoopmann
Title: Director

IKAV SICAV FIS SCA

By:	IKAV General Partner S.à r.l., its general partner

By:	/s/ Gregor Gruber
Name: Gregor Gruber
Title: Director

By:	/s/ Marco Hoopmann
Name: Marco Hoopmann
Title: Director

IKAV General Partner S.à r.l.

By:	/s/ Gregor Gruber
Name: Gregor Gruber
Title: Director

By:	/s/ Marco Hoopmann
Name: Marco Hoopmann
Title: Director

Institut für Kapitalanlagen und Vesicherungslösungen GmbH

By:	/s/ Evelin Foelster
Name: Evelin Foelster
Title: Director

CUSIP No. 13057Q305	13D	Page 22 of 25 pages

IKAV Impact S.à r.l.

By:	/s/ Gregor Gruber
Name:Gregor Gruber
Title: Director

By:	/s/ Marco Hoopmann
Name:Marco Hoopmann
Title: Director

IKAV Energy Spain, S.L.

By:	/s/ Constantin von Wasserschleben
Name: Constantin von Wasserschleben
Title: Director

Constantin von Wasserschleben

/s/ Constantin von Wasserschleben

CUSIP No. 13057Q305	13D	Page 23 of 25 pages

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of July 9, 2024.

IKAV Energy Inc.

By:	/s/ Bobby Saadati
Name: Bobby Saadati
Title: Chief Executive Officer

By:	/s/ Megan Ebadat
Name: Megan Ebadat
Title: Chief Financial Officer

IKAV Energy Holdings LLC

By:	/s/ Bobby Saadati
Name: Bobby Saadati
Title: Manager

By:	/s/ Constantin von Wasserschleben
Name: Constantin von Wasserschleben
Title: Manager

IKAV Inc.

By:	/s/ Constantin von Wasserschleben
Name: Constantin von Wasserschleben
Title: President

CUSIP No. 13057Q305	13D	Page 24 of 25 pages

SIMLOG Inc.

By:	/s/ Bobby Saadati
Name: Bobby Saadati
Title: President

By:	/s/ Megan Ebadat
Name: Megan Ebadat
Title: Treasurer

Simlog S.à r.l.

By:	/s/ Gregor Gruber
Name: Gregor Gruber
Title: Director

By:	/s/ Marco Hoopmann
Name: Marco Hoopmann
Title: Director

IKAV SICAV FIS SCA

By: IKAV General Partner S.à r.l., its general partner

By:	/s/ Gregor Gruber
Name: Gregor Gruber
Title: Director

By:	/s/ Marco Hoopmann
Name: Marco Hoopmann
Title: Director

IKAV General Partner S.à r.l.

By:	/s/ Gregor Gruber
Name: Gregor Gruber
Title: Director

By:	/s/ Marco Hoopmann
Name: Marco Hoopmann
Title: Director

CUSIP No. 13057Q305	13D	Page 25 of 25 pages

Institut für Kapitalanlagen und Vesicherungslösungen GmbH

By:	/s/ Evelin Foelster
Name: Evelin Foelster
Title: Director

IKAV Impact S.à r.l.

By:	/s/ Gregor Gruber
Name: Gregor Gruber
Title: Director

By:	/s/ Marco Hoopmann
Name: Marco Hoopmann
Title: Director

IKAV Energy Spain, S.L.

By:	/s/ Constantin von Wasserschleben
Name: Constantin von Wasserschleben
Title: Director

Constantin von Wasserschleben

/s/ Constantin von Wasserschleben